September 10, 2019

VIA EMAIL

Mr. Eric Envall

Staff Attorney

Office of Financial Services I

United States Securities and Exchange Commission

Mail Stop 4720

Washington, DC 20549

Re:	River Financial Corporation
Registration Statement on Form S-4
Filed August 21, 2019
File No. 333-233387

Acceleration Request

Requested Date: September 12, 2019

Requested Time: 3:00 p.m. Eastern Time

Dear Mr. Envall:

River Financial Corporation (“Registrant”) hereby requests that the United States Securities and Exchange Commission (“Commission”) declare the above-captioned Registration Statement on Form S-4, amended by Amendment No. 1, effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

•

should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Michael D. Waters (205) 244-5210, or in his absence to Robert Carothers (251) 439-7522, both at Jones Walker LLP. Please also provide a copy of the Commission’s order declaring the Registration Statement on Form S-4 effective to Mr. Waters via email at mwaters@joneswalker.com and via mail at 420 20th Street South, Suite 1100, Birmingham, Alabama 35203.

Sincerely,

/s/ Kenneth Givens

Kenneth Givens

Chief Financial Officer

cc:	Jimmy Stubbs

Michael D. Waters, Esq.

Ralph F. MacDonald, III, Esq.

September 10, 2019